July 17, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Mark P. Shuman

Re:	KAYAK Software Corporation (the “Registrant”) Public offering of up to 4,025,000 Shares of Class A Common Stock Registration Statement on Form S-1, as amended, File No. 333-170640

Dear Mr. Shuman:

In connection with the proposed offering of the above-captioned shares of Class A Common Stock, we wish to advise you that we hereby join with the Registrant’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective by 4:00 p.m., Eastern Time, on July 19, 2012 or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have distributed 5795 copies of the preliminary prospectus issued July 9, 2012 through the date hereof, to underwriters, dealers, institutions and others.

Supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: July 9, 2012

(ii)	Dates of distribution: July 9, 2012 – to date

(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 6

(iv)	Number of prospectuses furnished to investors: 5695

(v)	Number of prospectuses distributed to others, including the Registrant, the Registrant’s counsel, independent accountants, and underwriters’ counsel: 100

The undersigned advise that they have complied and will continue to comply, and we have been informed by participating Underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC DEUTSCHE BANK SECURITIES INC.
as Representatives of the several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Renuka Nayani
Name: Renuka Nayani Title: Vice President

DEUTSCHE BANK SECURITIES INC.

By:	/s/ John Reed
Name: John Reed Title: Director

By:	/s/ Benjamin Marsh
Name: Benjamin Marsh Title: Director

cc:	Karen Ruzic Klein KAYAK Software Corporation Michael A. Conza, Esq. Bingham McCutchen LLP Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell LLP